

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Joey Parsi
Chief Executive Officer
Giggles N Hugs, Inc.
10250 Santa Monica Blvd., #155
Los Angeles, California 90067

> **Re:** **Giggles N Hugs, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed January 9, 2012**
> **Form 10-Q for Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-53948**

Dear Mr. Parsi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K Filed January 9, 2012

Description of Business, page 2

Business Overview, page 3

1. We note references to "magically designed, fun, spacious, upscale," "popular destination," "attentive service," "a great and memorable experience," "vast toys," "posh," "appealed to" numerous celebrities, "successful launch," "gourmet," "delicious," and "pristine" on page 3, "upscale," "comfortably and happily," "sleek," "[t]he uniqueness of a child's imagination can run wild," "exceptionally designed," "exclusive," "magical," "let their imagination run wild," "highly skilled," "inspirational," "keep the fun times rolling," "a magical, whimsical feeling, while maintaining an aura of sophistication," "appetizing," and "exceptional" on page 4, "goes beyond great lengths," "great" for all special events, "'marquee' locations," and "efficiently grow" on page 5, "invaluable," "aggressive and creative promotional strategy," "already-popular," on page 6, "extremely popular" on page 15, "praised and revered" on page 17, and similar statements elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

2. Please remove the last sentence from the second paragraph on page 3 as such marketing language is not appropriate.

3. Please delete the last sentence of the fourth paragraph on page 3 unless those persons are endorsing your company and you have their consent to being named in your public filings.

4. With a view to revised disclosure, please explain to us what you mean by "rated amongst the best family and kid-friendly restaurants by City Search" in the first sentence of the fourth paragraph on page 3.

5. Please remove the reference to your "flagship location" in the last paragraph on page 3, as this suggests that you have more than one location.

6. You state in the third paragraph on page 3 that the unique design and play area at the Brentwood location was a "huge success." Given this level of success, please explain why you closed the Brentwood location.

7. We note the statement that the play space at the new location is "double the size" of the original location. We also note, however, your disclosure that the play space at the original location was 2,500 square feet and the play area at the new

location is 2,000 square feet. Please reconcile the inconsistency.

8. Please refer to the last paragraph on page 3. Revise to explain what you mean by "drop off service." If this is different from the Curb-side take-out you discuss on page 15 please revise to explain this in the Operation Plan beginning on page 14. Additionally please revise your Operation Plan disclosure to address all aspects of your business plan, including "private party rentals," "a new line of frozen foods specifically designed for children," and "entertainment."

9. Please revise to provide a timeframe for what you mean by "in the near future" in the last paragraph on page 3.

Expansion, page 5

Franchises, page 5

10. Please disclose what factors will influence your decision to elect to franchise rather than open new company-owned stores.

11. Revise to explain what you mean by "qualified area developers."

Marketing and Advertising, page 6

12. Please revise to clarify what you mean that "[y]our cause" and community marketing would better root your presence.

13. Please remove reference to advertising on Disney and Nickelodeon by name unless you have agreements currently in place.

Competition, page 7

14. Please revise to provide more balanced disclosure in this section. In general, avoid negative statements about competitors. We note the statements "only serves pizza and related foods" and "[m]ost play areas have minimal food preparation areas, if any, consisting only of a microwave oven or toaster" in the first paragraph and "which improves upon the competition" in the third paragraph.

15. Please provide us the basis for your statement that your presence has "significantly affected the business of other local establishments." Otherwise, please eliminate this and any similar statements.

16. Please revise the fourth paragraph significantly as it appears that there are competitors that offer many of these qualities and the disclosure does not appear directly responsive to Item 101(h)(4)(iv).

Risk Factors, page 8

17. Please provide a risk factor discussing your lack of profitable operations in recent periods and disclose your current monthly "burn rate."

18. Because your sole officer is your only director, he will determine any future salary and perquisites, which may impact your ability to generate net income. Please add a risk factor for this risk or tell us why it is not necessary.

19. Please revise to include a risk factor discussing and quantifying the costs of being a public company.

20. Please revise to include a risk factor discussing that your sole executive officer and director has no experience managing a public company.

Risks Related to our Common Stock, page 12

21. Please provide a risk factor addressing that your stock has traded only on a very sporadic basis, as mentioned on page 21.

Because our common stock could fall under $5.00 per share, page 12

22. Please revise to state that your stock has fallen below $5.00 per share.

If we fail to remain current on our reporting requirements with the SEC, page 12

23. Please advise as to why you refer to the OTC Bulletin Board as the OTCQB.

Concentrated Ownership, page 13

24. Please revise to reflect that a majority of your stock is controlled by Joey Parsi.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 14

25. Please revise significantly to provide the information required by Item 303(a)(3) of Regulation S-K. Please also include a discussion of your results of operations for the interim period following December 31, 2010.

Operation Plan, page 14

26. For each plan you list, please revise to provide a timeline including milestones and the costs you will face at each step along the way. Discuss what steps you have taken so far. Explain which initiatives will require you to raise additional capital. Similarly, please discuss timeline, cost, and any need to raise capital in the Marketing and Advertising section on page 6.

Company-Owned Restaurants, page 14

27. Please revise to clarify what you mean by "we are considering." Explain the status of any negotiations. Additionally please clearly state whether any agreements have been executed. To the extent your expansion plans are currently limited to locations owned or operated by Westfield, please revise your disclosure accordingly.

New Products and Services, page 15

28. Please revise to explain what you mean by "considering a partnership" with a baby products supplier. Explain the status of any negotiations and state whether you have any agreements executed.

Liquidity and Capital Resources, page 15

29. Please update this discussion through your most recent interim period. Please also include a more specific discussion of your internal and external sources of liquidity, both on a short-term and a long-term basis. With respect to your funding milestones, please explain how you intend to achieve these funding levels.

Executive Compensation, page 19

30. Please revise to provide disclosure for the fiscal year ended December 31, 2011 for your named executive officers and directors.

Certain Relationships and Related Transactions, and Director Independence, page 20

Promoters and Certain Control Persons, page 20

31. Please explain to us why you believe Joey Parsi is not a promoter or control person. Refer to Item 404(c) of Regulation S-K.

32. Please disclose all related party transactions as required by Item 404(a) of

Regulation S-K. We note, for example, the loans to an entity that is owned and controlled by a director of the company disclosed on page 6 of your Quarterly Report on Form 10-Q for the period ended September 30, 2011. Please also file any such related party contracts as exhibits to the amended Form 8-K.

Market Price Of And Dividends On Our Common Equity And Related Stockholder Matters, page 21

33. You state that your common stock has been traded since May 24, 2010, yet the tables on page 21 only show prices for the fourth quarter of 2010 and 2009. Please revise or advise.

Financial Statements

34. Please furnish the unaudited September 30, 2011 historical financial statements for both GNH, Inc and Giggles N Hugs Century City Location in an amendment to the Form 8-K.   Please refer to the guidance in Rule 8-04(c)(1) of Regulation S-X, accordingly.

Statement of Operations – page G-3

35. In light of the nature of your business, it appears you should revise your presentation of gross profit. Since rent, labor and other store operating expenses contribute directly to the generation of revenues, it appears that any measure of profitability presented should deduct these expenses. In addition, we suggest you disaggregate the caption "cost of sales" into its major components, such as food, beverage and labor.

Note 1 – Significant Accounting Policies (Revenue Recognition) – page G-7

36. Reference is made to the September 30, 2011 pro forma statement of operations (page I-2). We note that Giggles N' Hugs Century City Location incurred material allowances and discounts to revenues in deriving net sales for the nine months ended September 30, 2011.   In future filings, please disclose the nature of the allowances and discounts as well as the accounting treatment for these items as part of your revenue recognition accounting policy. Please confirm accordingly.

Form 10-Q for Quarterly Period Ended September 30, 2011

Balance Sheet – page 3

37. Reference is made to Note 6 (Notes Receivable) and Note 8 (Stockholders' Equity).   We note that the company both issued shares of common stock with

proceeds of $1.968 million and provided a $1.562 million loan to an entity controlled by a director of the Company during the interim nine-month fiscal 2011 period. From disclosures on pages 16-17 in the Form 8-K(A) filed January 9, 2012, we also note that Mr. Joey Parsi is the only executive officer and director of the company and owns approximately 80% of the registrant through his beneficial control ownership of Giggles N Hugs LLC (an affiliated entity). It appears the shares of common stock issued for cash and the cash loans provided by the company were to Mr. Joey Parsi (or an affiliated entity). In substance, the net effect of these two affiliated transactions results in a note receivable from the sale of stock to an affiliate for the amount owed on their note receivable. As such, the current note receivable balance owed from the related party is equivalent to an unpaid subscription receivable for the company's capital stock. Therefore, it appears the $1.110 million balance on the note receivable – related party as of September 30, 2011 should be classified as a deduction from stockholders' equity and not as an asset. Please refer to the guidance in Topic 4E of the Staff Accounting Bulletins. Please advise and revise the balance sheet in an amendment to the Form 10-Q, as applicable.

38. Please note that if the balance sheet is amended in the Form 10-Q a corresponding revision should also be made in the September 30, 2011 pro forma balance sheet presented in the amendment to the Form 8-K(A) filed January 9, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Donald J. Stoecklein
        Stoecklein Law Group